UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Revision of the Transfer of Rights Agreement – Surplus Volumes

Rio de Janeiro, November 6, 2017 - Petróleo Brasileiro S.A. – Petrobras
clarifies, regarding the volumes in surplus to the contracted volumes in areas under the Transfer of Rights Agreement, that:

1. The Transfer of Rights Agreement, through which Petrobras acquired the right to produce up to 5 billion barrels in pre-salt areas, was signed between
Petrobras and the Federal Government in 2010.  As a result of the activities under transfer of rights, commerciality has been declared for the fields of
Búzios, Sépia, Itapu, Sul de Lula, Sul de Sapinhoá, Norte and Sul de Berbigão,
Norte and Sul de Sururu, and Atapu. The beginning of commercial production will occur in the first half of 2018.

2. Over the past 7 years, with the volume of information acquired through the drilling of more than 50 wells and long-duration production testing, plus the extensive knowledge acquired in the pre-salt layer of the Santos Basin, it was possible to conclude that there are volumes higher than the 5 billion barrels of oil equivalent originally contracted.

3. To support the Revision process provided for in the Transfer of Rights
Agreement, Petrobras has commissioned the preparation of reports from DeGolyer &
MacNaughton, and ANP has hired the services of Gaffney, Cline & Associates. Both certification companies are recognized as international references in the oil industry.  The opinion by DeGolyer & MacNaughton, hired by Petrobras, was prepared to quantify the cash flows from Transfer of Rights areas, in order to support the valuation of the 5 billion barrels under contract, and does not address scenarios of surplus volumes. Petrobras, based on the large volume of data that it has acquired, built its own estimates of surplus volumes, whose upper and lower statistical limits are lower than those disclosed by ANP.

4. Petrobras considers that the existence of surplus volumes in areas under
Transfer of Rights constitutes an opportunity for both parties, namely, the
Government and Petrobras, to build an agreement related to compensating
Petrobras in the Contract Revision process. As such, in order to support a possible negotiation related to the payment in the form of rights on the surplus volumes, Petrobras is complementing its assessment on such volumes, through an opinion of DeGolyer & MacNaughton, which will be available in approximately 30 days.

Facts deemed material in this matter shall be timely communicated to the market.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: November 6, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer